SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K


(Mark one)

     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 1996

                                       OR

     [ ] TRANSACTION REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from  ______________ to __________________

Commission file number ________________________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 JEFFERSON BANK CASH OR DEFERRED SAVINGS PLAN

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 JEFFBANKS, INC.
                               1609 WALNUT STREET
                             PHILADELPHIA, PA 19103

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  JEFFERSON BANK CASH OR DEFERRED SAVINGS PLAN
                                 (Name of Plan)

Date June 30, 1997                                  /s/ Paul Frenkiel
                                                        (Signature)